Hogan & Hartson LLP 875 Third Avenue New York, NY 10022 +1.212.918.3000 Tel +1.212.918.3100 Fax www.hhlaw.com
August 19, 2009
CORRESPONDENCE FILED VIA EDGAR
AND OVERNIGHT DELIVERY
Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re: American Commercial Lines Inc.
Form 10-K for the year ended December 31, 2008
File Number 000-51562
Dear Mr. Humphrey:
On behalf of American Commercial Lines Inc. (the “Company”), set forth below are responses of the Company to the Staff’s letter of comment dated July 15, 2009 related to the above-noted filing of the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on March 11, 2009.
Specific responses to the individual comments are included below. For your convenience, each comment in your letter is repeated in quotations prior to the specific response.
Schedule 14A
Cash Compensation – Annual Bonus Opportunity, page 26
1. Comment: “We note that you have provided additional analysis regarding the competitive harm that you believe would result from disclosure of the Budgeted Financial Measures. We further note, however, your statement that you “will disclose Budgeted Financial Measures for the completed fiscal year to the extent that such Budgeted Financial Measures are material to the understanding of the company’s compensation of the named executive

American Commercial Lines Inc.
August 19, 2009

officers.” Please confirm that you will, in future filings, disclose any performance measure that is material to an understanding of the compensation of any named executive officer or otherwise material in the context of your Compensation Discussion and Analysis. Alternatively, respond to the following comment regarding your competitive harm analysis.”
Response: Please see response to Comment #2.
2. Comment: “We note your argument in favor of competitive harm with respect to performance targets based upon Budgeted Financial Measures and Business Objectives. As you state in your Schedule 14A, and your June 8, 2009 letter to the staff, the performance targets for the Budgeted Financial Measures are based upon EPS and EBITDA, which are both publicly disclosed figures. Similarly, certain of your Budgeted Business Objective targets are based upon factors such as SG&A and working capital each as a percentage of revenues. These figures are disclosed in your financial reports as well as in the Management’s Discussion & Analysis section in your Form 10-K (or they can at least be easily calculated). It is unclear, therefore, how these historical performance targets based upon publicly available data will cause harm on a prospective basis. We request that you address, to the extent applicable, how the disclosure of these performance targets might allow your competitors to reverse engineer sensitive information about the company’s past or present business plan so that it would cause you competitive harm. Please provide similar analysis with respect to your equity compensation awards. Alternatively, please confirm that you will provide all performance targets in the future.”
Response: As disclosed in the Company’s proxy statement as well as in the Company’s previous response letter submitted on June 8, 2009 (the “June 8 Response”), the Company considers a combination of financial measures and business objectives when determining annual cash bonuses paid to its named executive officers. The Budgeted Financial Measures (equivalent to 70 percent of the total for the year reviewed) include earnings per share (“EPS”) (equivalent to 40 percent for the year reviewed) and earnings before interest, taxes, depreciation and amortization (“EBITDA”) (equivalent to 30 percent for the year reviewed). The Budgeted Business Objectives (equivalent to 30 percent of the total for the year reviewed) include safety (10 percent), environmental (5 percent), 10K barrel liquid turn rate (2.5 percent), covered hopper stationary days (2.5 percent), SG&A as a percentage of revenues (5 percent) and average working capital as a percentage of revenues (5 percent).
The Company acknowledges the Staff’s comment that SG&A and working capital each as a percentage of revenues can be derived from the Company’s financial reports and Management’s Discussion & Analysis section in its Form 10-K. Therefore, the Company confirms that in future filings, the Company will disclose SG&A and working capital each as a percentage of revenues for the completed fiscal year.
However, as discussed in more detail below, disclosure of the performance targets related to the remaining Budgeted Business Objectives of safety, environmental, 10,000 barrel liquid turn rate and covered hopper stationary days would result in competitive harm, especially

American Commercial Lines Inc.
August 19, 2009

since the Company does not disclose the specific results of each of these business objectives. Accordingly, the Company respectfully submits that such performance targets are not required to be disclosed in accordance with Instruction 4 of Item 402(b) of Regulation S-K.
Finally, as previously discussed in our proxy statement and in the June 8 Response, performance-based equity awards are based on the achievement of budgeted EBITDA and EPS targets. In future years, the Company will disclose budgeted EBITDA and EPS targets pursuant to which performance-based equity awards for named executive officers are based once the three-year performance period of those awards has been completed.
3. Comment: “We note your discussion of the competitive harm that would occur if your Budgeted Business Objectives were disclosed. Please provide additional information about why the Budgeted Business Objectives are not material to an investor’s understanding of the named executive officer’s compensation. Alternatively, confirm that you will disclose the Budgeted Business Objectives in future filings.”
Response: Disclosure of the performance targets related to the Budgeted Business Objectives of safety, environmental, 10,000 barrel liquid turn rate and covered hopper stationary days (the “Confidential Targets”) and other targets not publicly disclosed or derivable from publicly disclosed information would result in competitive harm to the Company by arming competitors with confidential information to lure away customer contracts and providing potential litigants with confidential business information that could be used against the Company in litigation. For example, disclosure of operational performance measures such as safety and environmental targets would allow the Company’s competitors to compare their own safety and environmental statistics and use such information to persuade customers to contract with our competitors based on potentially more favorable statistics in these operational measures. Similarly, competitors could use information on the Company’s targeted 10K barrel liquid turn rate and covered hopper stationary days to make similar comparisons in order to lure away customer contracts. In addition, the Company’s primary competitors do not publicly disclose similar Confidential Targets for their businesses. These competitors would have an unfair competitive advantage over the Company by having the Company’s Confidential Targets available to them. This would create an uneven playing field within an intensely competitive industry. Another potentially harmful result of disclosure of the Confidential Targets would be the advantage that such information could give potential litigants of the Company. The nature of the Company’s business exposes it to the potential for legal proceedings related to personal injury, property damage and environmental matters. Disclosure of operational performance measures such as safety and environmental targets could lead third parties or other potential litigants to second guess why the Company has chosen certain safety and environmental measures as its targets of good performance. These parties could attempt to argue that such measures should be zero and that any target above zero could suggest a degree of indifference on the part of the Company for responsibility over these matters.

American Commercial Lines Inc.
August 19, 2009

The Company also respectfully submits that these Confidential Targets are not material to an investor’s understanding of a named executive officer’s compensation. Instruction 1 to Item 402(b) of Regulation S-K states that the Compensation Discussion and Analysis should “provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” The relative weight of the Confidential Targets for annual cash bonus opportunity available to the Company’s named executive officers is minor (safety represented 10 percent, environmental represented 5 percent, 10K barrel liquid turn rate represented 2.5 percent and covered hopper stationary days represented 2.5 percent of the total) compared to the weight of the disclosed targets of EBITDA and EPS (EBITDA represented 30 percent and EPS represented 40 percent of the total). The Confidential Targets are useful internally for incenting and evaluating the performance of named executive officers in measurable ways. However, as noted above, none of the individual Confidential Targets represented more than 10 percent of the annual cash bonus opportunity available to the Company’s named executive officers. In the aggregate, the Confidential Targets represent only 20 percent of the total opportunity for annual cash compensation for named executive officers. The Company does not consider these percentages, on an individual or aggregate basis, to represent a significant opportunity for an annual cash bonus. Furthermore, the interplay among the four Confidential Targets means that no single Confidential Target is material to the Company’s annual cash compensation decisions. The Company also does not consider these Confidential Targets to be standard targets within the industry. Therefore, if an investor were to compare these metrics to those of the Company’s competitors, the targets and related calculations would not be comparable to those of other companies. Consequently, disclosure of the Confidential Targets would not provide meaningful information to investors as to how bonus amounts were determined.
Equity Compensation – Restricted Stock Units and Stock Options, page 28
4. Comment: “We note your argument that only targets that resulted in performance-based awards are material to an understanding of your compensation of the named executive officers. Any targets upon which an award of compensation could be based, whether or not ultimately paid, may be material to an understanding of a named executive officer’s compensation. If the amount that a named executive officer could have received based upon such targets is material, then the targets are material, even if they were not met. Please confirm that you will disclose in future filings the budgeted EBITDA and EPS, or other target measures, upon which equity compensation awards are based.”
Response: In future filings, the Company will disclose the budgeted EBITDA and EPS targets upon which equity compensation awards are based whether or not awards are made.
Management’s Discussion and Analysis
Consolidated Financial Overview, page 41

American Commercial Lines Inc.
August 19, 2009

5. Comment: “We note your response to previous comments 2-4 from the staff letter dated May 22, 2009, including the reasons you believe your disclosure is in compliance with the guidelines in FR-65. However, the guidelines in FR-65 specifically prohibit the use of titles or descriptions of non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP measures. A non-GAAP measure such as you have presented containing the title of a recognized GAAP measure, exclusive or adjusted for certain items, becomes confusingly similar to the GAAP measure. Therefore, if you believe the identified items are crucial to an understanding of your operating results, we suggest you give consideration to presenting those items for discussion without showing their net effect as an adjustment to net income or any other GAAP financial result. Such presentation would allow for your discussion of these items which you believe affects comparability between years, and would eliminate your use of a potentially confusing non-GAAP measure.”
Response: The Company notes the Staff’s comment and will consider its application in future filings.
6. Comment: “In addition, we note your reasons for including a discussion of these items which you believe enhance the clarity of your comparison of results between years. We do not object to the discussion of these items. However, we believe such items should be discussed in the context of differences found when comparing GAAP results between periods. Please revise your discussion of the results of operations for all periods presented so that you are comparing GAAP results between periods.”
Response: The Company notes the Staff’s comment and respectfully directs the Staff to pages 41 through 43 of the Company’s annual report for a narrative presentation in the Management’s Discussion & Analysis section that compares GAAP results between periods for all periods presented. In that narrative, the Company provides a comparison of net income for the year ended December 31, 2008 to net income for December 31, 2007 as well as a comparison of net income for the year ended December 31, 2007 to net income for December 31, 2006. The Company also provides a comparison for each of those periods of additional GAAP results including income, operating income and the decline in transportation margins.
Furthermore, the Company has included in its Form 10-Q filed with the SEC on August 7, 2009 a comparison of GAAP results between periods for the years ended December 31, 2008, 2007 and 2006 and for the three-months ended March 31, 2009 and March 31, 2008. This disclosure appears within a narrative discussion as well as in a tabular presentation. The Company confirms that it will continue to provide this comparison of GAAP results between periods in future filings. The Company does not believe an amendment to its Form 10-K would result in meaningful disclosure to investors.
Consolidated Financial Statements
Statement of Cash Flows, page 76

American Commercial Lines Inc.
August 19, 2009

7. Comment: “We note your response regarding your outstanding check balance, including how the balance is generated from your zero balance disbursement accounts. However, it appears that, because the disbursement account purposefully has a zero balance by its very nature, it is not analogous to a bank overdraft situation. In this situation, it would appear there is not an actual bank overdraft, as you state that your zero balance disbursement account is linked to your master account which has sufficient funds for the checks that have been written. As such, it would appear this treatment leads to an overstatement of your cash balance and your accounts payable. In addition, it is generally only appropriate to add back the aggregate dollar amount of outstanding checks into cash and accounts payable at the end of a period when those checks have not left your possession. Therefore, please revise your accounting treatment to reflect outstanding checks as a reduction of cash and the satisfaction of accounts payable.”
Response: Our zero balance disbursement account is only zero balance from a bank’s perspective, not from a book perspective. At the end of any reporting period, checks have been written on these accounts that have been mailed to third parties. These checks have not yet been presented to our bank for payment and, therefore, meet the definition of outstanding checks. As we stated in our previous response, if necessary each day we borrow sufficient funds under our revolving credit agreement to fully fund all checks presented for payment, ACH transactions and wires. We also acknowledged that, generally this process leaves small residual cash balances in the master funding account. These balances, for the period under review are detailed in the table below. Please note that such residual amounts for the periods under review are small in relation to the outstanding checks at any period end. The intention of our comment in the previous response was that the borrowing was generally sufficient to fund only the outstanding checks that had been presented for payment to date.
We believe that, as to the amount of any residual cash in the master funding account on a particular day, the Staff’s comments that it represents an overstatement of cash and of a liability (the Staff has cited accounts payable, we believe that these are more akin to overdrafts as the checks have left our custody but not yet been presented to our bank for payment) are correct. We also continue to believe after having specifically reviewed the relevant balances at the end of all periods under review that such overstatements have not materially misstated our financial statements for any period.

					Error as
				Error as	% of	Error as	Error as
	Balance in			% of	reported	% of	% of
	Master	Reported	Pro-forma	reported	total	reported	reported
	Funding	cash	cash	total	current	total	total
Period	Account	balance	balance	assets	assets	liabilities	liabilities
3/31/2009	2,195	2,987	792	0.3%	1.0%	0.3%	1.6%
12/31/2008	719	1,217	498	0.1%	0.3%	0.1%	0.4%
12/31/2007	4,685	5,021	336	0.6%	2.1%	0.7%	3.1%

American Commercial Lines Inc.
August 19, 2009

We respectfully propose that in future filings we net the balances in the master funding account against the amounts of outstanding checks on a prospective basis, due to the insignificant impact of the prior presentation.
Should you have any other questions, please do not hesitate to contact the undersigned at (212) 918-8270.
Sincerely,

/s/ Amy Bowerman Freed Amy Bowerman Freed
Hogan & Hartson LLP
CC:
Kristen Shifflett, United States Securities and Exchange Commission
Matthew Spitzer, United States Securities and Exchange Commission

[Letterhead of American Commercial Lines Inc.]
August 19, 2009
CORRESPONDENCE FILED VIA EDGAR
AND OVERNIGHT DELIVERY
Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Re: American Commercial Lines Inc.
Form 10-K for the year ended December 31, 2008
File Number 000-51562
Dear Mr. Humphrey:
In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated July 15, 2009 with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2008, American Commercial Lines Inc. (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional information, please contact the undersigned at (812) 288-0393.

Sincerely,
/s/ Thomas R. Pilholski
Thomas R. Pilholski
Chief Financial Officer American Commercial Lines Inc.